UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


SEC FILE NO.: 000-17591
CUSIP NO.:



(Check One):
[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR


For Period Ended: December 31, 1997

                     [ ] Transition Report on Form 10-K
                     [ ] Transition Report on Form 20-F
                     [ ] Transition Report on Form 11-K
                     [ ] Transition Report on Form 10-Q
                     [ ] Transition Report on Form N-SAR

For the Transition Period Ended:


    ------------------------------------------------------------------------
                NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY
                THAT THE COMMISSION HAS VERIFIED ANY INFORMATION
                                CONTAINED HEREIN.
    ------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:     Kaleidoscope Media Group, Inc.
                              (formerly BNN Corporation)

Address of
Principal Executive Office:  345 Park Avenue South
                             New York, New York 10010


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


    | (a) The reasons described in reasonable detail in Part III of this
    |     form could not be eliminated without unreasonable effort or
    |     expense;
[x] | (b) The subject annual report, semi-annual report, transition report
    |     on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
    |     will be filed on or before the fifteenth calendar day following
    |     the prescribed due date; or the subject quarterly report or
    |     transition report on Form 10-Q, or portion thereof will be filed on
    |     or before the fifth calendar day following the prescribed due date;
    |     and
    | (c) The accountant's statement or other exhibit required by Rule
    |     12b-25(c) has been attached if applicable.


PART III - NARRATIVE

The information necessary to complete the quarterly report could not be obtained on a timely basis.


PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                               Michael D. DiGiovanna (212) 878-1768

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                         [X] Yes             [ ] No

                  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [X] Yes             [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         It is anticipated that there will be a change in results of operations for the year ended December 31, 1997 over the year ended December 31, 1996. Pre-tax income for 1997 is expected to be greater than pre-tax income for 1996. It is also anticipated that there will be a net loss because of additional income tax expense arising from substantial differences between tax and financial statement income relating to the sale of one if the Company's subsidiaries. The amounts of the pre-tax income and net loss cannot be reasonably estimated because the Company is still awaiting more information.

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                         Kaleidoscope Media Group, Inc.
 ------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


 Date: March 31, 1998                       By: /s/ Irving Greenman
                                                Irving Greenman
                                                Chief Financial Officer